SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 31, 2008

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F     X                                                              Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):
Yes    __                                               No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):
Yes    __                                              No     X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:
Yes    __                                               No     X

  If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated March 31, 2008, announcing the appointment of Scott Berkey as CEO of SIMULIA.

Dassault Systèmes Names Scott Berkey
CEO of SIMULIA

Berkey to Ensure Continuation of
SIMULIA’s Growth and Momentum

Providence, RI. March 31, 2008- Dassault Systèmes (DS) (NASDAQ:DASTY) (Paris:DSY), a world leader in 3D and Product Lifecycle Management (PLM) solutions, today announced the appointment of Scott Berkey as CEO of SIMULIA, Dassault Systèmes' brand for realistic simulation. Previously SIMULIA’s Vice President of Worldwide Operations, Berkey is replacing Mark Goldstein who will continue in a part-time strategic advisory capacity.

"Scott brings an impressive background of industry and management experience to his new role that will assure a continuation of SIMULIA’s growth and momentum and the incredible opportunity that V6 presents," said Bernard Charlès, president and CEO of Dassault Systèmes. "Mark has been instrumental in establishing SIMULIA as a major Dassault Systemes brand and has laid a firm foundation for its continued success.”

Berkey joined Dassault Systemes in July 2006 as Vice President of Worldwide Operations for the SIMULIA brand. He has played a key role in improving global operations and increasing revenue, profit, and global market share. He has more than two decades of experience in enterprise software. He has held senior executive positions at several companies including multiple executive roles at Structural Dynamics Research Corporation (SDRC) and as CEO at both Proficiency and Axentis.

Goldstein is stepping down as CEO for personal reasons. He will remain a Dassault Systèmes executive, reporting to Bernard Charles with responsibility for selected strategic growth initiatives at the group and brand levels, and continue as a member of the SIMULIA board.

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About Dassault Systèmes
As a world leader in 3D and Product Lifecycle Management (PLM) solutions, Dassault Systèmes brings value to more than 100,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance to recycling. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product - SolidWorks for 3D mechanical design - DELMIA for virtual production - SIMULIA for virtual testing - ENOVIA for global collaborative lifecycle management, and 3DVIA for online 3D lifelike experiences.  Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

CATIA, DELMIA, ENOVIA, SIMULIA, SolidWorks and 3D VIA are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

Dassault Systèmes Press Contacts:
Tim Webb (SIMULIA)	tim.webb@3ds.com	+1 (401) 276-8105
Derek Lane (DS Americas)	derek.lane@3ds.com	+1 (818) 673-2243
Mikiko Igarashi (DS AP)	mikiko.igarashi@3ds.com	+81-3-5442-4138
Arnaud Malherbe (DS EMEA)	arnaud.malherbe@3ds.com	+33 (0)1 55 49 87 73

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: March 31, 2008	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Senior EVP and Chief Financial Officer